United States securities and exchange commission logo





                            December 15, 2021

       Bruce Aitken
       Chief Financial Officer
       Gogoro Inc.
       11F, Building C
       No. 225, Section 2, Chang   an E. Rd.
       SongShan District, Taipei City 105
       Taiwan

                                                        Re: Gogoro Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed November 18,
2021
                                                            File No. 333-261181

       Dear Mr. Aitken:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed November 18, 2021

       Cover Page, page i

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Taiwanese or
                                                        Chinese operating
company but a Cayman Islands holding company with operations conducted by your
subsidiaries based in Taiwan and China and that this structure involves unique risks to
investors. Provide a cross-reference to your detailed discussion of risks facing the company and
the offering as a result of this structure.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with having current or prospective
operations in China. Your disclosure should make clear whether
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         these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, has or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
4. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.
Do I have appraisal rights . . .?, page xi

5.       Please clarify if appraisal rights are available.
Summary, page 1

6. Please provide an organizational chart outlining your post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.
7. In your summary of risk factors, disclose the risks that your corporate structure and having current or prospective operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities
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         to investors and cause the value of such securities to significantly decline or be worthless.
8. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries, or VIEs are covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC), the Cyberspace Administration of China
         (CAC) or any other entity that is required to approve your or your
subsidiaries    operations,
         and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
9. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
10. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.
11. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Interests of Poema Global's Directors and Officers in the Business Combination, page 8

12.      Under "Interests of Poema Global   s Directors and Officers in the
Business Combination"
         please disclose (i) the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities, including any shares the sponsor and its affiliates will acquire in the PIPE transaction, (ii) all securities that the sponsor will own post-business combination and
(iii) the material terms
         of the Sponsor Earn-in Shares.
13. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket
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         expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
14. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
15. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Anticipated Accounting Treatment, page 9

16. Your pro forma financial statements appear to be presented assuming the merger is accounted for as a reserve capitalization. If you have concluded the merger should be accounted for as a reverse capitalization, please clearly disclose the fact and provide us with a detailed analysis in regard to the determination of the accounting acquirer.
Summary Consolidated Financial Information of Gogoro, page 12

17. Your current formatting of the balance sheet section on page 12 appears to suggest that total assets are included the calculation of total liabilities and
shareholders    equity. Please
         revise. The same comment also applies to your disclosure on page 13. Summary Unaudited Pro Forma Condensed Combined Financial Information and Comparative per Share Data, page 14

18. Please revise to also provide the historical and pro forma financial information for the year ended December 31, 2020.
19. Please provide pro forma equivalent per share disclosures as required by Part I.A of Form
         F-4. As part of your disclosure, clearly disclose the exchange ratio you used to calculate the equivalent pro forma per share data.
20. Please expand your disclosures to highlight the numerators and denominators used to determine your calculations of historical book value per share and combined pro forma book value per share for both redemption scenarios. Also explain how you determined the inclusion of the shares subject to possible redemption in your calculation was appropriate.
21. Please quantify in a footnote any potentially dilutive shares that are excluded from the calculation of historical and pro forma net loss per share
Risk Factors, page 17

22.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent
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         statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
23. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
24. We note from the audit opinion that you have a Taiwan based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign
         Companies Accountable Act and as a result an exchange may determine to delist your securities.
25. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Gogoro will be an emerging growth company and may take advantage of certain reduced reporting requirements., page 17

26. Please add a risk factor related to the anti-takeover provisions mentioned on page 218, identifying each material provision.
Gogoro will be an emerging growth company and may take advantage of certain reduced reporting requirements., page 55

27. Please clearly state whether you have elected to take advantage of the extended transition period under the JOBS Act for complying with new or revised accountings standards. If you have elected to opt in to the extended transition period, please expand your risk factor to disclose that your financial statements may not be comparable to companies that comply with public company effective dates.
As an exempted company incorporated in the Cayman Islands, page 56

28. Please revise to highlight clearly each of the home country practices you intend to follow and how they different from the standards of the exchange on which you plan to list your securities.
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Background of the Business Combination, page 85

29. We note Poema Global's organizational documents waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted the search for an acquisition target.
Poema Global's Board of Directors' Reasons..., page 93

30. Please expand to discuss in greater detail the "financial and valuation analysis of Gogoro and the Business Combination" referenced in eighth bullet of this section. Please also expand the disclosure on page 95 to provide greater specificity on the analysis referenced regarding the valuation in relation to comparable companies. Include in your revisions the names of the companies, how they were selected, their respective valuations and how those valuations were determined.
Certain Unaudited Projected Financial Information, page 98

31. Please revise your disclosure to qualitatively and quantitatively discuss all material assumptions underlying the projections. For example, please quantify the assumptions underlying Gogoro's projected expenses, increases in subscription and hardware revenue and revenue by geography and explain how these assumptions resulted in the amounts included in the table, particularly in light of Gogoro's results of operations for the periods presented in this registration statement.
32. We note your statement that "...none of them intends to or undertakes any obligation to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the Projections are shown to be in error. Please revise to clarify, if true, that you will update or revise if required by law.
Certain Engagements in connection with the Business Combination and Related Transactions, page 100

33. Please revise the disclosure to quantify the aggregate fees payable to each underwriter that are contingent on completion of the business combination. Also disclose the fees payable in connection with the PIPE transaction.
Gogoro's Business, page 123

34. Please provide support for the statement that Gogoro produces hyper-efficient motors.
         Also clarify what you mean by "hyper-efficient." It is unclear to what type of motor you are comparing your product.
Global Manufacturing, page 139

35. Please revise to clarify the nature of your relationship with Foxconn and the OEM's referenced in the following paragraph. From your current disclosure regarding
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         "partnership" and "partnering," it is unclear what are the respective rights and obligations of each party or whether a written agreement governs the relationship. Please also file material agreements as exhibits.
Gogoro's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 162

36. Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders.
37. You disclose on page 46 that you are a holding company and you depend on your subsidiaries for cash to satisfy your liquidity requirements, including future dividend payments, if any. You also indicate that the ability of your subsidiaries to make payments to you may be restricted. Please tell us what consideration you gave to the need for parent only financial statements pursuant to Rules 5-04 and 12-04 of Regulation S-X.
Cash Flow Summary
Cash Flows from Operating Activities, page 163

38. Please provide a more robust analysis of the changes in cash flows generated from (used
         in) operating activities. Your analysis should quantify all factors cited and address the material drivers underlying those factors. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how and why operating cash between comparative periods changed. Refer to Section IV.B of SEC Release 33-8350 Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 174

39. Please revise to also disclose pro forma common stock issued and outstanding on the face of the pro forma balance sheet.
40. Please reconcile the number of shares held by Gogoro shareholders in the tabular disclosure on page 179 to the amounts disclosed in Note (F) on page
182.

41. Please tell us your consideration to include the proceeds from the PIPE financing in the pro forma balance sheet.
Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income, page
176

42. There does not appear to be a corresponding footnote to adjustment Note (2). Please revise.
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43. Please reconcile the weighted average shares outstanding for Gogoro disclosed on pages
         176 and 177 to the amounts disclosed in Note 5 on page 184.


Note 1 - Description of the Business Combination, page 178

44. Please revise your discussion on page 179 to clarify that both scenarios also assume the settlement of all redeemable preferred shares issued by Gogoro upon closing.
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 182

45. Refer to Notes (G), (M) and Note (FF) on pages183 and 184. Please address the following:
             Disclose the specific terms and conditions associated with the Earnout shares issuable to eligible employee equity holders;
             Disclose the basis for reflecting the share-expense related to Earnout shares attributable to employee equity holders as an increase of cash on the pro forma balance sheet;
             More fully disclose the accounting for all Earnout shares, including shares issuable to employees and non-employee equity holders, including how you estimated the fair value of Earnout shares;
             Disclose the amount of any additional unrecognized compensation expenses related to the Earnout shares and the time periods when the expenses will be recorded; and
             Provide a sensitivity analysis that quantifies the potential impact that a change in the per share market price of the post combination company could have on the estimated fair value of the shares and on the pro forma financial statements.
46. Refer to Note (L) on page 183. It is not clear why the listing expense that increased accumulated loss was also added back to capital surplus. Please advise.
47. Refer to Notes (N) and (AA) on page 183. It is not clear to us what this adjustment relates to or where this transaction is disclosed and discussed in the filing. Please more fully disclose and discuss the terms of the restricted stocks granted prior to the closing for which the performance condition is deemed to be satisfied upon the closing.
Note 6 - Pro Forma Share and Earnings Per Share Information, page 184

48. Please revise to quantify all potentially dilutive shares including outstanding options, warrants and Earnout shares that are excluded from the calculations of historical and pro forma net loss per share.
Administrative Services Agreement, page 201

49. Considering the fee you disclose is $10,000 per month and the agreement commenced in
         January 2021, please clarify how the fees incurred as of June 30, 2021 (i.e., six months
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         later) was more than $680,000.
Taxation, page 202

50. We note the disclosure that there are significant factual and legal uncertainties as to whether the business combination will qualify as a reorganization within the meaning of
         Section 368(a) of the Code. Counsel may provide an opinion subject to uncertainty, such as a "should" or "more likely than not" opinion, provided that it explains why it cannot give a "will" opinion, the degree of uncertainty and any related risks to investors. Also, if counsel is providing a short-form opinion, the prospectus must identify counsel and both the disclosure and the opinion must state that the disclosure represents counsel's opinion.
Description of GOGORO's Share Capital and Articles of Association, page 212

51. Please describe the material terms of the public warrants and highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Forum Selection Provision, page 229

52. Please add a risk factor relating to this exclusive forum provision and a separate risk factor related to Section 9.3 of Exhibit 4.7. Please revise your disclosure to describe the risks to investors from each provision, such as increased costs to bring a claim and that these
         provisions can discourage claims or limit investors    ability to
bring a claim in a judicial
         forum that they find favorable. Also describe whether there is uncertainty as to whether a court would enforce such provision and disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Finally, with respect to Exhibit 4.7, ensure your disclosure explains whether the provision applies to claims under the Securities Act and Exchange Act.
Gogoro Inc and Subsidiaries
Consolidated Balance Sheets, page F-41

53. Please remove the June 30, 2020 column from the June 30, 2021 balance sheet.
Note 19 - Equity, page F-59

54. We note from your disclosure on page 183 that you have granted restricted stock in
         September 2021. Please provide us with and disclose a breakdown of all equity awards granted to date in 2021, including the fair value of the underling common stock used to value such awards. Please also expand your critical accounting policy discussion to fully disclose your valuation assumptions and methodology.
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Note 31 - Significant Events after the Reporting Period, page F-69

55. Please revise to disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10. The same comment also applies to Note 31 on page F-39.
Poema Global Holding Corp
Condensed Balance Sheets, page F-85

56. We note from the September 30, 2021 10-Q Poema Global filed on November 17, 2021, you revised your previously reported financial statements in the September 30, 2021 10-Q to correct errors related to a portion of the ordinary shares subject to possible redemption that had previously been classified as permanent equity. Please tell us how you considered discussing the errors in the Form F-4. Provide us with your full materiality analysis and tell us your consideration of amending your March 31, 2021 and June 30, 2021 10-Q as well as filing an item 4.02 8-K regarding non-reliance on previously issued financial statements. In addition, tell us your consideration of this matter in your evaluation of disclosure control and procedures as of March 31, 2021, June 30, 2021 and September 30,
         2021.
Note 9 - Subsequent Events, page F-100

57. We note that you evaluated subsequent events from the balance sheet date through the date the financial statement were issued. Please revise to also disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.
Exhibits

58. We note your 2019 Term Loan and January 2021 loan agreement with Mega Bank. Please file these agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Please also file as an exhibit your 2021 Equity Incentive
         Plan.
59. Please file your material lease agreements as exhibits to your registration statement, if applicable, or tell us why you believe you are not required to do so. General

60. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
61. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
62. Revise your disclosure to show the potential impact of redemptions on the per share
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Gogoro Inc.
December 15, 2021
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      value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
63. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the minimum, maximum and interim redemption levels detailed in your sensitivity analysis, including any needed assumptions.
64. Please revise to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders at each of the minimum, maximum and interim redemption levels in your sensitivity analysis and identify any material resulting
      risks.
65. It appears that the underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to show the effective underwriting fee on a percentage basis for shares at each of the minimum, maximum and interim redemption level in your sensitivity analysis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact SiSi Cheng at 202-551-5004 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameBruce Aitken
                                                            Division of
Corporation Finance
Comapany NameGogoro Inc.
                                                            Office of
Manufacturing
December 15, 2021 Page 11
cc:       Mark Baudler
FirstName LastName